FORM 3     U.S. SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
     WASHINGTON,  D.C.  20549            OMB  NUMBER    3235-0104
           EXPIRES:    SEPTEMBER  30,  1998
     INITIAL  STATEMENT  OF  BENEFICIAL OWNERSHIP OF SECURITIES      ESTIMATED
AVERAGE  BURDEN
(Print  or  Type  Responses)                      HOURS  PER  RESPONSE    0.5
     Filed  pursuant  to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1.    Name  and  Address of Reporting Person*     2.  Date of Event Re-quiring
Statement  (Month/Day/Year)       4.  Issuer Name AND Ticker or Trading Symbol
          TRIKON  TECHNOLOGIES,  INC.
      PEQUOT  CAPITAL  MANAGEMENT,  INC.5                               TRKN
 (Last)    (First)    (Middle)        1/1/99     5.  Relationship of Reporting
Person(s)  to  Issuer     6.  If Amendment, Date of Original  (Month/Day/Year)
                                 (Check all applicable)
     3.    IRS  or  Social  Se-curity  Number  of         Director 10% Owner
500 NYALA FARM ROAD           Officer (give  X Other  (specify
            6/10/98
(Street)      Reporting Person (Voluntary)       title below)  below)1     7.
Individual  or  Joint/Group  Filing  (Check  Applicable  Lines)
                 X_  Form  Filed  by  One  Reporting  Person
WESTPORT,                                  CT
06880                     ___  Form Filed by More than One Reporting Person
  (City)  (State)  (Zip)     TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
                                    OWNED
1.   Title of Security     2.  Amount of Securities Beneficially Owned     3.
Ownership  Form:    Direct (D) or Indirect (I)    (Instr. 5)     4.  Nature of
Indirect  Beneficial  Ownership    (Instr.  5)
(Instr.  4)          (Instr.  4)

COMMON  STOCK  -  NO  PAR  VALUE              4,696,758 (1)     I
INVESTMENT  ADVISER









FORM  3  (CONTINUED)       TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
     (E.G.,  PUTS,  CALLS,  WARRANTS,  OPTIONS,  CONVERTIBLE  SECURITIES)
Note:          File  three  copies of this Form, one of which must be manually
signed.    If  space  is  insufficient,
     See  Instruction  6  for  procedure.
Potential  persons  who  are  to  respond  to  the  collection  of information
contained  in  this  form  are  not          Page  2
required to respond unless the form displays a currently valid OMB Number.
SEC  1473  (7-96)


1.   Title of Derivative Security     2.  Date Exercisable and Expiration Date
(Month/Day/Year)      3.  Title and Amount of Securities Underlying Derivative
Security          4.    Conver-sion  or  Exercise Price of Deri-vative     5.
Owner-ship Form of Deri-vative Security:     6.  Nature of Indirect Beneficial
Ownership
      (Instr.  4)                      (Instr.  4)                  (Instr. 5)
     Date Exer-cisable     Expiration Date     Title     Amount or Number of
  Security            Direct  (D)  or  Indirect  (I)  (Instr.  5)
                                        Shares
SERIES "I" CONVERTIBLE PREFERRED STOCK     (3)               5,425,751     N/A
    (I)                                        1
                              COMMON  STOCK          (2)
  SERIES "H" CONVERTIBLE PREFERRED STOCK       (4)           COMMON STOCK
198,747.2          N/A          (I)                                        1
                                        (2)



Explanation  of  Responses:
(1) THE REPORTING PERSON IS AN INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940 AND HAS VOTING POWER AND INVESTMENT POWER WITH RESPECT TO SECURITIES IN CLIENTS' ACCOUNTS. AN EMPLOYEE OF THE REPORTING PERSON IS A MEMBER OF THE BOARD OF DIRECTORS OF THE ISSUER. THE REPORTING PERSON DISCLAIMS ANY OBLIGATION TO FILE THIS REPORT, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS SUBJECT TO
SECTION  16  WITH  RESPECT  EITHER  TO  THE  ISSUER  OR  SUCH  SECURITIES.
(2) THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SECURITIES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES FOR THE PURPOSES OF RULE
         16A-1(A)(1)    OR    (A)(2)  OR  FOR  ANY  OTHER  PURPOSES.
(3) THE COMPANY INTENDS TO CALL A SPECIAL MEETING OF ITS SHAREHOLDERS SHORTLY FOR THE PURPOSE OF APPROVING AN AMENDMENT TO THE RESTATED ARTICLES OF THE COMPANY TO PROVIDE FOR AN INCREASE IN THE NUMBER OF AUTHORIZED
         SHARES OF COMMON STOCK OF THE COMPANY. ONCE SUCH AMENDMENT IS APPROVED, THE SERIES "I" CONVERTIBLE PREFERRED STOCK WILL AUTOMATICALLY CONVERT.
(4) EACH SHARE OF SERIES H PREFERRED STOCK SHALL AUTOMATICALLY CONVERT INTO SHARES OF COMMON STOCK IF AND WHEN THE CLOSING PRICE OF THE COMMON STOCK ON A UNITED STATES NATIONAL SECURITIES EXCHANGE OR ON AN ESTABLISHED AUTOMATED OVER-THE-COUNTER TRADING MARKET IN THE UNITED STATES IS AT A PRICE IN EXCESS OF $7.00 FOR A PERIOD OF 30 CONSECUTIVE TRADING DAYS.
(5) THIS FILING IS BEING MADE TO REFLECT THE CHANGE IN THE NAME AND ADDRESS OF THE REPORTING PERSON. THE PREVIOUS REPORTING PERSON WAS DAWSON-SAMBERG CAPITAL MANAGEMENT, INC. ("DSCM"). AS OF JANUARY 1, 1999, DSCM RESTRUCTURED AND PEQUOT CAPITAL MANAGEMENT, INC., THE REPORTING PERSON IDENTIFIED ABOVE, WAS SPUN OFF. THE SECURITIES REPORTED HEREON ARE HELD BY INVESTMENT ADVISORY CLIENTS OF PEQUOT CAPITAL.

          By:  /s/  David  J.  Malat                                2/9/99
          **Signature of Reporting Person
                  Date


**          Intentional misstatements or omissions of facts constitute Federal
Criminal  Violations.
     See  18  U.S.C.  1001  and  15.  U.S.C.  78ff(a).